UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Millennium Prime, Inc.
 (Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

60040U 10 9
(CUSIP Number of Class of Securities)

John F. Marchese
6538 Collins Ave, #262
Miami Beach, FL 33141
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 9, 2010
 (Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:    ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60040U 10 9	Page 2 of 5

SCHEDULE 13D

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John F. Marchese

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS*
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

7 SOLE VOTING POWER
122,666,760*

*Includes 32,666,760 votes resulting from the Reporting Person’s ownership of 500,000 shares of the Issuer’s Series A Preferred Stock

NUMBER OF	8	SHARED VOTING POWER
SHARES		—
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		90,000,000
PERSON WITH
	10	SHARED DISPOSITIVE POWER
		—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
90,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
42.7%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 60040U 10 9	Page 3 of 5

Item 1.  Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $.0001 par value (the "Common Stock"), of Millennium Prime, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 6538 Collins Avenue #262, Miami Beach, Florida 33141.

Item 2.  Identity and Background.

(a)           This statement is filed by John F. Marchese (the “Reporting Person”) with respect to shares directly owned by him.

Any disclosures herein with respect to persons other than the Reporting Person is made on information and belief after making inquiry to the appropriate party.

(b)           The business address of John Marchese is 6538 Collins Avenue #262, Miami Beach, Florida 33141.

(c)           Mr. Marchese is the President and CEO of the Company

(d)           The Reporting Person has not, during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person has not during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Marchese is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On April 9, 2010, Millennium Prime, Inc., a Delaware corporation (the “Company”) issued 75,000,000 shares of its common stock to John F. Marchese, the Company’s sole officer and director in consideration of the forgiveness of accrued liabilities from the signing bonus and of certain indebtedness due Mr. Marchese by the Company.

CUSIP No. 60040U 10 9	Page 4 of 5

Item 4.  Purpose of Transaction.

The shares of Common Stock deemed to be beneficially owned by Mr. Marchese were acquired in connection with the forgiveness of certain indebtedness due by the Company to Mr. Marchese, including accrued and unpaid salary and are being held for, investment purposes.

The Reporting Person may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Person may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law.  Other than as set forth herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

(a)           As of the close of business on April 12, 2010 the Reporting Person was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 90,000,000 shares of Common Stock and 500,000 shares of the Company Series A Preferred Stock. As of April 12, 2010 the shares of Common Stock owned by the Reporting Person represented 42.7% of the 210,926,784 total shares of Common Stock outstanding as reported by the Company’s transfer agent.

(b)           The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D. Mr. Marchese has total voting rights of 122,666,760 shares as a result of his ownership of 500,000 shares Series A Preferred Stock which carry voting rights of 65.34 votes per each share owned by the Reporting Person.

(c)           There have been no transactions involving the shares of Common Stock of the Company engaged in by Mr. Marchese during the 60 day period prior to and including February 6, 2010 up to the present.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 60040U 10 9	Page 5 of 5

Item 7.  Material to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 13, 2010	/s/ John F. Marchese
John F. Marchese